EXHIBIT 99.1

SENSTAR TECHNOLOGIES ANNOUNCES APPOINTMENT OF TOMER
HAY AS CHIEF FINANCIAL OFFICER

YEHUD, Israel – July 6, 2021 - Senstar Technologies (legal name: Magal Security Systems Ltd.) (NASDAQ: MAGS) announced today that Mr. Tomer Hay has been appointed as CFO of the Company. Mr. Hay will replace Mr. Yaacov (Kobi) Vinokur, who has been Magal’s CFO since 2016. Mr. Hay is expected to replace Mr. Vinokur following a transition period.

Mr. Hay joined the Company in 2012 as Corporate Controller and progressed to the position of VP Finance before his appointment as CFO. As VP Finance, Mr. Hay was responsible for the Company’s financial reporting, analysis, controls and tax matters. In addition, he was actively involved in strategic processes, including M&A and restructuring.

Prior to joining the Company, Mr. Hay had a successful career within the high-tech sector at Ernst and Young Israel, ending as Senior Audit Manager. Mr. Hay brings over 17 years of professional experience and knowledge of financial management of NASDAQ listed companies engaged in the tech sector.

Mr. Hay is a certified public accountant in Israel and holds a B.A. degree in Accounting and Economics from Tel-Aviv University.

Senstar Technologies CEO Mr. Dror Sharon, commented: "Tomer’s appointment as our next CFO was the most logical choice upon Kobi’s decision to leave the Company. Tomer is respected by the entire management team and has worked closely with Kobi to understand the essential aspects of CFO role.  The approval by our Board of Directors, whose members value Tomer’s experience, abilities and contribution to the Company’s growth, is a further vote of confidence. I look forward to continue working with Tomer as the Company’s new CFO."

Mr. Sharon added: "I would like to thank Kobi for his long and valuable contribution to Senstar Technologies and wish him well and much success in his future endeavors."

About Senstar Technologies

Senstar Technologies (formerly known as Magal Security Systems) is a leading international provider of comprehensive physical, video, and access control security products and solutions, as well as site management. Over the past 45 years, Senstar Technologies has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries under some of the most challenging conditions. On June 30, 2021, the Company completed the sale of its project division for approximately $35 million. The Company is now focused entirely on security products, both software and hardware, and product-based solutions, with a highly visible and scalable business model through its Senstar brand.

Senstar is a global leader in innovative perimeter intrusion detection systems (PIDS) and intelligent video management (VMS) with advanced video analytics and access control, offering a comprehensive suite of innovative, intelligent, integrated security technologies. Senstar offers a comprehensive suite of proven, integrated technologies that reduce complexity, improve performance and unify support. Senstar, which products are found in thousands of sites including critical infrastructure, logistics, corrections and energy, has been protecting high risk assets for more than 40 years. For more information, visit the Company's website at www.senstar.com.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the impact of the spread of the COVID19 virus and its effect on the Company's operations, the demand for Company's products, global supply chains and economic activity in general.

For more information:
Magal Security Systems Ltd.
Diane Hill
+972-3-539-1421
dianeh@magal-s3.com
www.senstartechnologies.com

IR Contact:
Brett Maas
Managing Partner
Hayden IR
+1 -646 -536 -7331
Brett@HaydenIR.com